Exhibit 99.1

RESTRICTED STOCK UNIT PLAN

CANADIAN SATELLITE RADIO HOLDINGS INC.

January 11, 2007, as amended on January 19, 2010

CANADIAN SATELLITE RADIO HOLDINGS INC.

RESTRICTED STOCK UNIT PLAN

1.	PURPOSE OF THE PLAN

The purpose of the Plan is to promote the long term success of Canadian Satellite Radio Holdings Inc. (the "Corporation") by providing for the payment of performance bonuses in the form of Shares to Designated Employees.  The Plan is designed to encourage Designated Employees to acquire a propriety interest in the Corporation through ownership of Shares, to provide them with additional incentive to further the growth and development of the Corporation and to encourage them to remain in the employment of the Corporation.

2.	DEFINITIONS

For purposes of the Plan, the terms contained in this Section shall have the following meanings.

"Administrator" shall mean such administrator as may be appointed by the Board of Directors from time to time to administer the Plan.

"Affiliate" shall have the meaning ascribed to that term under section 1(2) of the Securities Act (Ontario), as now in effect, or such other meaning, and shall include such other entities, as may be determined by the Board of Directors.

"Board of Directors" shall mean the board of directors of the Corporation.

"Business Day" shall mean a day, other than a Saturday or Sunday, on which banking institutions in Canada are not authorized or obligated by law to close.

"Change in Control" means:

(i)
a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	the sale to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(iii)
a change in the composition of the Board of Directors, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board of Directors immediately prior to such meeting or resolution cease to constitute a majority of the Board of Directors, without the Board of Directors, as constituted immediately prior to such meeting or resolution, having approved of such change.

"CIC Date" shall mean the date of any Change in Control.

“Committee” means the Compensation Committee of the Board of Directors.

"Corporation" shall mean Canada Satellite Radio Holdings Inc. or its successors.

"Designated Employee" shall mean any employee or director of the Corporation or of any of its Affiliates designated by the Committee.

"Effective Date" shall mean the date on which the Committee grants the RSUs or such later date which the Committee determines will be the date on which a grant of RSUs shall take effect.

"Fiscal Year" means any fiscal year of the Corporation.

"Grant" shall mean the grant of RSUs allocated to a Designated Employee at any time in accordance with Section 5 hereof.

"Grant Period" shall mean the period established by the Committee in respect of each Grant, which period shall commence on the Effective Date and end on the dates designated by the Committee.

 “insider” means an “insider” as defined under Section 1 of the Securities Act (Ontario);

"OBCA" shall mean the Ontario Business Corporations Act, as amended from time to time.

"Participant" shall mean an individual employee or director of the Corporation or of any of its Affiliates to whom a Grant has been made in accordance with Section 5 hereof.

"Performance Criteria" shall mean criteria established by the Committee which, without limitation, may include criteria based on the financial performance of the Corporation and/or an Affiliate.

"Person" means, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee executor, administrator, or other legal representative.

"Plan" shall mean this Canadian Satellite Radio Holdings Inc. Restricted Stock Unit Plan as set forth herein and as may be amended from time to time.

"Release Date" shall mean, unless otherwise determined by the Committee, for the purpose of Section 6(c), the day which is ten (10) Business Days following each anniversary of the Effective Date of Grant.

"Retirement" shall mean retirement in accordance with the provisions of any pension or retirement plan of the Corporation or of any of its Affiliates covering the Participant, retirement pursuant to a special pension arrangement entered into by the Corporation or any of its Affiliates and a Participant and applicable in lieu of, or in addition to, any pension or retirement plan of the Corporation or of any of its Affiliates or, if the Participant is not covered by such a plan and/or special pension arrangement, as determined by the Committee.

"RSU" shall mean a restricted stock unit allocated to a Designated Employee in accordance with Section 5 hereof which shall upon Grant, in accordance with and subject to the provisions of the Plan, entitle the holder thereof to receive one RSU Share.

"RSU Shares" shall mean the Shares issued to Participants in accordance with the provisions of the Plan in settlement of RSUs granted under the Plan.

"Shares" shall mean the Class A subordinate voting shares of the Corporation and "Share" shall mean a Class A subordinate voting share of the Corporation.

"TSX" shall mean The Toronto Stock Exchange.

3.	ADMINISTRATION

The Committee shall administer the Plan in accordance with its terms. The Committee may, subject to the terms of the Plan, delegate to the Administrator if one is appointed, the whole or any part of the administration of the Plan and shall determine the scope of such delegation. Any decision made by the Committee or the Administrator in carrying out their responsibilities with respect to the administration of the Plan shall be final and binding on the Participants.

In addition to the other powers granted to the Committee under the Plan and subject to the terms of the Plan, the Committee shall have full and complete authority to interpret the Plan. The Committee and/or the Administrator may from time to time prescribe such rules and regulations and make all determinations necessary or desirable for the administration of the Plan. In particular, the Committee shall select the Designated Employees to whom Grants be made and shall determine the amounts and terms of the Grants (including the related Performance Criteria, if any), and the extent to which the Performance Criteria to be achieved during the Grant Period, if any, has been achieved. Any such interpretation, rule, determination or other act of the Committee and/or the Administrator shall be conclusively binding upon all persons, including the Participants and their legal representatives and beneficiaries.

No member of the Committee or the Administrator shall be liable for any action or determination made in good faith pursuant to the Plan. To the full extent permitted by law, the Corporation shall indemnify and save harmless each Person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such Person is or was a member of the Committee or is or was a member of the Board of Directors and, as such, is or was required or entitled to take action pursuant to the terms of the Plan.

Except as Participants may otherwise be advised by prior written notice of at least thirty (30) days, all costs of the Plan, including any administration fees, shall be paid by the Corporation.

4.	RSU SHARES SUBJECT TO THE PLAN

The Corporation shall not be required to issue and/or cause to be delivered Shares or issue and/or cause to be delivered certificates evidencing Shares to be delivered pursuant to the Plan unless and until such issuance and delivery is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable any stock exchange upon which Shares of the Corporation are listed. The Corporation shall in no event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements. Subject to the foregoing, the Committee may authorize from time to time the treasury issuance by the Corporation of Shares.  In addition:

(a)
The maximum number of Shares which may be issued under the Plan is 1,250,000 (it being understood that 250,000 Shares have already been issued under the Plan, and an additional 1,000,000 Shares are allotted and reserved for issuance).

(b)
The number of Shares issuable to insiders, at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

(c)
The number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in the capital of the Company that are outstanding from time to time (assuming the conversion of all outstanding Class B Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for every three Class B Voting Shares and assuming the conversion of all outstanding Class C Non-Voting Shares into Class A Subordinate Voting Shares at a ratio of one Class A Subordinate Voting Share for each Class C Non-Voting Share).

5.	GRANTS

Subject to the provisions of the Plan, the Committee shall, in its sole discretion and from time to time, determine the Designated Employees to whom Grants be made based on their current and potential contribution to the success of the Corporation.  At such time, the Committee shall also:

(a)	determine, in connection with each Grant, the Effective Date thereof and the number of RSUs to be allocated;

(b)	determine, in connection with each Grant, the Grant Period applicable thereto and any applicable vesting terms;

(c)	determine, in connection with each Grant, the Performance Criteria, if any, to be achieved during the Grant Period in order for RSU Shares to be issued to the Participant; and

(d)	determine the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all RSUs covered by any Grant.

Each Grant shall be evidenced by a written agreement between the Corporation and the Participant which contains the terms and conditions specified by this Section 5 and such other terms and conditions as the Committee shall specify.

6.	TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

Certificates need not be issued with respect to RSUs covered by a Grant or RSUs when issued.  The Corporation or the Administrator shall maintain records showing the number of RSUs allocated to each Participant under the Plan. Each Participant shall be notified in writing of the number of RSUs covered by a Grant and of the terms and conditions of such Grant, including those described below:

(a)	Number of RSUs

Each notification of Grant shall state the number of RSUs allocated to the Participant and state that each such RSU shall, subject to and in accordance with the terms of the Plan, entitle the Participant to receive one RSU Share.

(b)	Performance Criteria

Each notification of Grant shall describe the Performance Criteria for the Grant Period, if any, established by the Committee that must be achieved for RSUs to be issued to the Participant.

(c)	Issue and Settlement of RSUs

Unless the Committee provides for another Grant Period and except as otherwise provided in paragraph (d) or (e) of this Section, or in any other employee benefit plan approved by the Board of Directors, subject to the level of achievement of Performance Criteria, if any, determined by the Committee, a Participant shall be issued RSUs covered by a Grant, settled in the form of RSU Shares to be issued from treasury on each Release Date provided the Participant is continuously employed with the Corporation or any of its Affiliates from the Effective Date of such Grant to the Release Date. The number of RSU Shares received by a Participant shall be equal to the number of RSUs issued on a Release Date.

(d)	Right to RSUs in the Event of Death, Retirement or Termination of Employment

Unless otherwise determined by the Committee:

(i)
In the event of the death of a Participant while in the employment of the Corporation or any of its Affiliates, the deceased Participant's estate shall elect in writing to the Corporation within 120 days of the Participant's death, with respect to each Grant to such Participant for which the established Grant Period had not ended and for which RSU Shares have not otherwise been issued prior to the date of death, to receive, subject to and in accordance with the provisions of the Plan, RSU Shares issued to the deceased Participant's estate:

(x)
as if the Grant Period had ended and the Performance Criteria for any such Grant, if any, had been met (but not exceeded) on the day preceding the date of the Participant's death (in which case, receipt of the election from the Participant's estate shall constitute the event giving rise to the issuance of the RSU Shares for the purpose of determining the applicable Release Date); or

(y)
on the Release Date on which all or a portion of the RSU Shares would otherwise be issued, if at all, in accordance with the Plan had the Participant not died and continued in the employment of the Corporation or any of its Affiliates until such Release Date.

In the event a deceased Participant's estate fails to make an election as herein provided, the Participant's estate shall be deemed to have elected to receive RSU Shares in accordance with subparagraph (x) above.

In the event of the death of a Participant following the end of the Grant Period with respect to a Grant of RSUs but prior to the Release Date with respect to such Grant, the number of such RSU Shares that would otherwise be issued to such Participant shall be so issued and delivered to the Participant's estate in accordance with and subject to paragraph (c) of this Section, as if the Participant had continued in the employment of the Corporation and its Affiliates until the Release Date.

(ii)
Subject to the provisions of any change in control or employment agreement between the Participant and the Corporation or any of its Affiliates and the terms and conditions upon which the Grant was made, in the event a Participant's employment terminates for any reason other than death, the RSUs covered by any Grant to such Participant with respect to which the Release Date has not occurred and for which RSU Shares have not been issued prior to such termination shall be forfeited as of such termination of employment with the Corporation or any of its Affiliates and any such termination of employment for whatever reason shall not entitle a Participant to any compensation for loss of any benefit under the Plan. For purposes of the Plan, a Participant’s employment shall conclusively be deemed to have ceased on the date that such Participant ceases to be actually and actively employed by the Corporation or its Affiliates (and for greater certainty shall not include any notice period required by any applicable statute or common law).

(e)	Right to RSUs in the Event of a Change in Control

Notwithstanding any other provision of the Plan, in the event of the occurrence of a Change in Control, with respect to all Grants that are outstanding on the CIC Date, (i) any and all requirements that any level of Performance Criteria, if any, be achieved for any purpose applicable to such Grants shall be waived as of the CIC Date and (ii) except as may be otherwise provided under the terms of any other employee benefit plan approved by the Board of Directors, each Participant who has received any such Grants shall be entitled to receive, in full settlement of a RSU covered by a Grant, on the date which is ten (10) Business Days following the CIC Date, provided that such Participant is continuously employed by the Corporation or any of its Affiliates from the Effective Date of such Grant to the CIC Date, the number of RSU Shares that would have been issued to a Participant on any Release Date during the applicable Grant Period and settled in the form of RSU Shares had (x) the Participant continued in the employment of the Corporation or one of its Affiliates until such Release Date and (y) all Performance Criteria, if any, applicable to such Grant (determined without regard to the occurrence of the Change in Control) had been met (but not exceeded) during the applicable Grant Period.

(f)	Non-Transferability

The rights or interests of a Participant under the Plan shall not be assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death and such rights or interests shall not be encumbered.

(g)	RSUs Not Shares

Under no circumstances shall RSUs be considered Shares, nor entitle any Participant to the exercise of voting rights, the receipt of dividends or the exercise of any other rights attaching to ownership of Shares.

7.	EFFECTS OF ALTERATION OF SHARE CAPITAL

In the event:

(a)	a dividend shall be declared upon the Shares payable in Shares of the Corporation;

(b)
the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of another corporation, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, subdivision or consolidation;

(c)
there shall be any change, other than those specified in paragraphs (a) and (b) of this Section, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged; or

(d)	there shall be a distribution of assets or shares to shareholders of the Corporation out of the ordinary course of business,

then, if the Board of Directors shall in its sole discretion determine that such change equitably requires an adjustment in the number of RSUs with respect to which Grants may be made pursuant to the Plan but not yet covered by Grants, of the RSUs then covered by Grants, of the RSUs generally available for Grants under the Plan and of the RSUs available for Grant under the Plan in any calendar year, such adjustment shall be made by the Board of Directors and shall be effective and binding for all purposes.

No adjustment provided for in this Section shall entitle a Participant to be allocated a fractional RSU, or receive a fractional RSU Share or any payment in lieu thereof, and the total adjustment with respect to each RSU shall be limited accordingly.

8.	AMENDMENT AND TERMINATION

The Board of Directors may, at any time and from time to time, amend, suspend or terminate the Plan in whole or in part. Any amendments shall be contingent on approval of the Corporation shareholders to the extent stated herein, required by applicable law or required by applicable stock exchange listing requirements.

No amendments may be made by the Board of Directors to the Plan to effect any of the following without shareholder approval: (i) an increase in the maximum number of shares reserved for issuance under the Plan; (ii) an amendment to the amendment provisions of the Plan to grant additional power to the Board of Directors to amend the Plan without shareholder approval; and (iii) a change in the insider participation limits to a level that would require the Corporation to obtain disinterested shareholder approval under the rules or policies of any stock exchange on which Shares of the Corporation are listed. However, amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the Plan, or of a Grant under the Plan, is properly expressed, and any determinations made or discretion exercised by the Board of Directors or the Committee, as the case may be, in accordance with the terms of the Plan will not require shareholder approval.

The Board of Directors may from time to time amend the terms of Grants made under the Plan without shareholder approval but subject to the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of a Participant with respect to a Grant, the obtaining of the written consent of such Participant to such amendment.  Notwithstanding the foregoing, (i) the obtaining of the written consent of any Participant to an amendment which materially adversely affects the rights of such Participant with respect to a Grant shall not be required if such amendment is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which Shares of the Corporation are listed and (ii) no amendment may be made to Section 6(e) of the Plan or to the defined terms referred to in such Section 6(e) on or after the CIC Date.

9.	MISCELLANEOUS PROVISIONS

(a)	Participation Voluntary

Participation in the Plan by a Designated Employee is voluntary.  No employee shall have any claim or right to receive Grants under the Plan, and the Grant of RSUs and issuance of RSU Shares under the Plan shall not be construed as giving a Participant any right to continue in the employment of the Corporation or its Affiliates or affect the right of the Corporation or its Affiliates to terminate the employment of any Participant.  Unless the Board of Directors determines otherwise, no notice of termination or payment in lieu thereof shall extend the period of employment for purposes of this Plan.

(b)	Source Deductions

The Committee and/or the Administrator may adopt and apply rules that in its opinion will ensure that the Corporation and its Affiliates will be able to comply with applicable provisions of any federal, provincial, state or local law relating to the withholding of tax, including on the amount, if any, included in income of a Participant.  The Corporation or any Affiliate or the Administrator may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or any Affiliate will be able to comply with applicable provisions of any federal, provincial, state or local law relating to withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation or an Affiliate or the Administrator shall, in this connection, have the right in its discretion to satisfy any such liability by retaining or acquiring any Shares which would otherwise be issued to a Participant hereunder.  The Corporation or any Affiliate or the Administrator shall also have the right to withhold the delivery of any RSUs and RSU Shares to a Participant hereunder unless and until such Participant pays to the Corporation or an Affiliate a sum sufficient to indemnify the Corporation or such Affiliate for any liability to withhold tax in respect of the amounts included in the income of such Participant as a result of the settlement of RSUs under this Plan, to the extent that such tax is not otherwise being withheld from payments to such Participant by the Corporation or such Affiliate or the Administrator.

(c)	Acceptance of Terms by Participant

Participation in the Plan by any Participant shall be construed as acceptance of the terms and conditions of the Plan by the Participant and as to the Participant's agreement to be bound thereby.

(d)	Governing Law

The Plan shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(e)	Number, etc.

In this Plan, whenever the context so requires, the masculine gender includes the feminine gender and a singular number includes the plural number.

10.	EFFECTIVE DATE AND TERM OF THE PLAN

The Plan shall become effective upon its adoption by the Board of Directors and receipt of required regulatory and shareholder approval. The Plan shall terminate on the date determined by the Board of Directors pursuant to Section 8 hereof and no Grants may become effective under the Plan after the date of termination, but such termination shall not affect any Grants which became effective pursuant to the Plan prior to such termination.

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